UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Schedule 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 2)*
Connecture, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
20786J106
(CUSIP Number)
Ron Panzier Great Point Partners, LLC 165 Mason Street, 3rd Floor Greenwich, CT 06830 (203) 971-3300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 25, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☒

Note: Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Great Point Partners, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 0
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) IA

1	Names of Reporting Persons GPP-Connecture, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 0
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons Great Point Partners I LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 0
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons Great Point Partners I GP LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 0
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons. Dr. Jeffrey R. Jay, M.D.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF, AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 0
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) IN

1	Names of Reporting Persons Mr. David Kroin
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF, AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 0
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) IN

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) relates to shares of common stock (the “Common Stock”), par value $0.001 per share, of Connecture, Inc., a Delaware corporation (the “Company” or the “Issuer”) and is being filed on behalf of the following persons (collectively, the “Reporting Persons”): (i) Great Point Partners, LLC, a Delaware limited liability company; (ii) GPP-Connecture LLC, a Delaware limited liability company; (iii) Great Point Partners I, LP, a Delaware limited partnership; (iv) Great Point Partners I GP, LLC, a Delaware limited liability company; (v) Dr. Jeffrey R. Jay, an individual, and (vi) Mr. David Kroin, an individual.

This Amendment No. 2 amends and supplements the Schedule 13D previously filed with the Securities and Exchange Commission on January 9, 2018 (the “Initial Schedule 13D”), as amended by Amendment No.1 filed with the Securities and Exchange Commission on February 14, 2018 (“Amendment No. 1” and, together with the Initial Schedule 13D and this Amendment No. 2, the “Schedule 13D”).

Item 3.	Source and Amount of Funds or Other Consideration

The response set forth in Item 3 of the Schedule 13D is hereby amended and supplemented by the following:

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 3.

Item 4.	Purpose of Transaction

The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

On April 25, 2018, FP Healthcare Merger Sub Corporation, a Delaware corporation (“Merger Sub”) and an indirect subsidiary of FP Healthcare Holdings, Inc., a Delaware corporation (“Parent”), completed its merger (the “Merger”) with and into the Company, pursuant to the terms of the Agreement and Plan of Merger, dated as of January 4, 2018 (the “Merger Agreement”), by and among Parent, Merger Sub and the Company. The Company was the surviving corporation in the Merger and, as a result, is now a wholly owned subsidiary of Parent.

At the Effective Time of the Merger, each share of Common Stock issued and outstanding as of immediately prior to the Effective Time, other than shares held by Francisco Partners IV, L.P., Francisco Partners IV-A, L.P., Chrysalis Ventures II, L.P. and certain of their affiliates, was canceled and ceased to exist and was automatically converted into the right to receive cash in an amount equal to $0.35, without interest.

As a result of the Merger, the Reporting Persons ceased to beneficially own any shares of Common Stock.

Item 5.	Interest in Securities of the Issuer

The response set forth in Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) As of the date hereof, the Reporting Persons do not beneficially own any shares of Common Stock or have any voting power or dispositive power over any shares of Common Stock.

(c) The response set forth in Item 4 of this Amendment No. 2 is incorporated herein by reference and is qualified in its entirety by reference to the Merger Agreement.

(d) Not applicable.

(e) April 25, 2018.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to be Filed as Exhibits

The following documents are filed as exhibits and are incorporated herein.

EXHIBIT A: Joint Filing Agreement, dated as of January 8, 2019.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 8, 2019

Great Point Partners, LLC

By: /s/ Dr. Jeffrey R. Jay
Name: Dr. Jeffrey R. Jay
Title: Senior Managing Member

GPP-Connecture, LLC

By: Great Point Partners I LP, it sole manager
By: Great Point Partners I GP LLC, its general partner
By: Great Point Partners LLC, its investment manager

By: /s/ Dr. Jeffrey R. Jay
Name: Dr. Jeffrey R. Jay
Title: Senior Managing Member

Great Point Partners I LP

By: Great Point Partners I GP LLC, its general partner
By: Great Point Partners LLC, its investment manager

By: /s/ Dr. Jeffrey R. Jay
Name: Dr. Jeffrey R. Jay
Title: Senior Managing Member

Great Point Partners I GP LLC

By: Great Points Partners LLC, its investment manager

By: /s/ Dr. Jeffrey R. Jay
Name: Dr. Jeffrey R. Jay
Title: Senior Managing Member

/s/ Dr. Jeffrey R. Jay
Dr. Jeffrey R. Jay, individually

/s/ Mr. David Kroin
Mr. David Kroin, individually

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D/A

The undersigned hereby agree as follows:

(i)	Each of them is individually eligible to use the Schedule 13D/A to which this Exhibit is attached, and such Schedule 13D/A is filed on behalf of each of them; and

(ii)	Each of them is responsible for the timely filing of such Schedule 13D/A and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:	January 8, 2019

Great Point Partners, LLC

By: /s/ Dr. Jeffrey R. Jay
Name: Dr. Jeffrey R. Jay
Title: Senior Managing Member

GPP-Connecture, LLC

By: Great Point Partners I LP, it sole manager
By: Great Point Partners I GP LLC, its general partner
By: Great Point Partners LLC, its investment manager

By: /s/ Dr. Jeffrey R. Jay
Name: Dr. Jeffrey R. Jay
Title: Senior Managing Member

Great Point Partners I LP

By: Great Point Partners I GP LLC, its general partner
By: Great Point Partners LLC, its investment manager

By: /s/ Dr. Jeffrey R. Jay
Name: Dr. Jeffrey R. Jay
Title: Senior Managing Member

Great Point Partners I GP LLC

By: Great Points Partners LLC, its investment manager

By: /s/ Dr. Jeffrey R. Jay
Name: Dr. Jeffrey R. Jay
Title: Senior Managing Member

/s/ Dr. Jeffrey R. Jay
Dr. Jeffrey R. Jay, individually

/s/ Mr. David Kroin
Mr. David Kroin, individually